767 Fifth Avenue

New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

March 18, 2016

VIA EDGAR TRANSMISSION

Tom Kluck
Legal Branch Chief
Office of Real Estate and Commodities
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Re:	Avista Healthcare Public Acquisition Corp.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted February 5, 2016
CIK No. 000166118

Dear Mr. Kluck:

On behalf of our client, Avista Healthcare Public Acquisition Corp., a Cayman Islands exempted company (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the  letter dated March 3, 2016, relating to Amendment No. 1 to the Draft Registration Statement on Form S-1 of the Company (CIK No. 000166118) confidentially submitted with the Commission on February 5, 2016 (the “February 5 Draft”). We are concurrently submitting via EDGAR Amendment No. 2 to the Draft Registration Statement (the “Draft Amendment”).  The changes reflected in the Draft Amendment include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein. We are sending to the Staff under separate cover copies of the Draft Amendment, including copies marked to show the changes from the February 5 Draft.

Set forth below are the Company’s responses to the Staff’s comments.  For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response.  In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Draft Amendment.

Summary, page 1

General, page 1

1.                                      We note your response to comment 5 of our letter dated January 15, 2016.  Please revise to provide more detailed disclosure regarding any adverse experiences of previous Avista funds as applicable.

The Company has further revised the disclosure on pages 2-4 and 85-87 in response to the Staff’s comment.  As discussed with the Staff, no specific positive performance data for any Avista fund has been provided, and, therefore, the Company does not believe it would be appropriate to include specific adverse performance data.  In addition, given the long-term nature of investments by private equity firms such as Avista, the Company does not believe that performance data as of a particular time would be meaningful to investors nor relevant to an investment decision in the Company, given that Avista’s performance history is not indicative of the Company’s future performance.  This cautionary language appears on pages 4, 48 and 87 of the Draft Amendment.  In addition, in response to the Staff’s letter dated January 15, 2016, the Company previously included adverse experience disclosure on pages 2, 4, and 85-87 to the effect that not all of Avista’s prior investments, nor all companies with which the Company’s officers or directors have been involved, have achieved the same levels of performance in the past or the same value creation.  The Company believes that the Draft Amendment adequately reflects the overall experiences of the previous Avista funds.

Management, page 118

Conflicts of Interest, page 123

2.                                      We note your response to comment 6 of our letter dated January 15, 2016. We note that you have nine other funds that may compete with you for acquisition opportunities. Please specifically identify these entities or advise. Please also clarify whether any of these other entities are currently raising funds or actively seeking acquisitions.

The Company has revised the disclosure on pages 9, 31, 92, 115 and 126 to clarify that the Company does not believe it will directly compete with these portfolio companies for acquisition opportunities.  Accordingly, the Company has not specifically identified these entities, as the Company does not believe such information would be meaningful to investors.  The Company has, however, revised the disclosure on pages 9, 31, 92, 115 and 126 to clarify that these entities may at any time be seeking acquisition opportunities and related financing.  The Company has also included on pages 9, 31, 92 and 115 the language appearing elsewhere in the Draft Amendment with respect to potential additional fund raising activities by Avista funds.  As discussed with the Staff, given that such activities are not expected to compete with the Company’s activities, as well as certain securities law concerns, the Company has not included specific details with respect to such fund raising activities.

* * * * * *

Please contact the undersigned at (212) 310-8870 if you have any questions or need further information.

Sincerely yours,

/s/ Jennifer A. Bensch

Jennifer A. Bensch, Esq.
Weil, Gotshal & Manges LLP

cc:                                Ben Silbert, Esq.

General Counsel and Secretary

Avista Healthcare Public Acquisition Corp.

William Demarest

Jaime John

Stacie Gorman

Securities and Exchange Commission

Gregg A. Noel, Esq.

Jonathan Ko, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP